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MAR 03 2008

Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION 08028138
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saber Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph S. Fichera (212) 461-2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

AB 3/21

OATH OR AFFIRMATION

I, Joseph S. Fichera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saber Capital Partners, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

BRIAN HSU
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02HS6172310
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 8/6/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SABER CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2007

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
Saber Capital Partners, LLC

We have audited the accompanying statement of financial condition of Saber Capital Partners, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saber Capital Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 27, 2008

SABER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and cash equivalents	$	121,633
Prepaid insurance		243
TOTAL ASSETS	$	121,876

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to parent	$	13,669
Accounts payable and accrued expenses		9,815
TOTAL LIABILITIES		23,484
MEMBER'S EQUITY		
Member's equity		98,392
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	121,876

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization:

Saber Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. (the "NASD"). The company was founded in August 2002 under the laws of Delaware and received approval from the NASD on September 15, 2003 and commenced operations on that date. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of an office in New York City, NY and conducts business throughout the United States.

The Company is wholly owned by Saber Partners, LLC (the "Parent"), an investment banking firm.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Concentrations:

The Company maintains all of its cash in major commercial banks the balance which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2007, the Company's fee revenue was earned from one customer.

Note 4 – Transactions with Related Parties:

The Company has entered into an expense sharing agreement with its Parent whereby it is charged for its allocable share of overhead expenses incurred by the Parent. Due to Parent represents amounts owed under this agreement. Amounts incurred under this agreement for the year ended December 31, 2007 are as follows:

Payroll and Related Costs	$ 14,683
Rent	4,323
Office Expenses	13,098
Professional	468
Promotion	2,728
	$ 35,300

Note 5 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2007, the Company had net capital of $98,149, which exceeded its requirement by $93,149. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2007 this ratio was .24:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

END